UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 10)


        First Union Real Estate Equity and Mortgage Investments
----------------------------------------------------------------------
                           (Name of Issuer)


            Shares of Beneficial Interest, $1.00 par value
----------------------------------------------------------------------
                    (Title of Class of Securities)


                               337400105
            ------------------------------------------------
                            (CUSIP Number)

                         Stephen Fraidin, P.C.
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                       New York, New York 10004
                            (212) 859-8140

----------------------------------------------------------------------
             (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                           January 20, 1998
            ------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        SEC1746(12-91)

                             SCHEDULE 13D

CUSIP No. 337400105                          Page 2 of 6 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Gotham Partners, L.P.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York, U.S.A.


  NUMBER OF      7  SOLE VOTING POWER
                    2,491,451 Shares (including an option to purchase
                    493,150 Shares)

  SHARES

 BENEFICIALLY    8  SHARED VOTING POWER
                         0
OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER
                    2,491,451 Shares (including an option to purchase
                    493,150 Shares)

PERSON WITH

                10  SHARED DISPOSITIVE POWER
                         0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,491,451 Shares (including an option to purchase 493,150 Shares)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.85%


14  TYPE OF REPORTING PERSON*
    PN

                    *SEE INSTRUCTIONS


                             SCHEDULE 13D

CUSIP No. 337400105                          Page 3 of 6 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Gotham Partners II, L.P.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York, U.S.A.


  NUMBER OF      7  SOLE VOTING POWER
                    30,449 Shares (including an option to purchase
                    6,850 Shares)

  SHARES

 BENEFICIALLY    8  SHARED VOTING POWER
                         0
OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER
                    30,449 Shares (including an option to purchase
                    6,850 Shares)

PERSON WITH

                10  SHARED DISPOSITIVE POWER
                         0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    30,449 Shares (including an option to purchase 6,850 Shares)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.11%


14  TYPE OF REPORTING PERSON*
    PN



                 *SEE INSTRUCTIONS

     This  Amendment  No. 10 amends and  supplements  the Statement on
Schedule 13D (the "Schedule 13D") relating to the shares of Beneficial Interest, par value $1.00 per share ("Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company") previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners II, L.P. ("Gotham II" and together with Gotham, the "Reporting Persons"), both New York limited partnerships. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.


     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


Item 4 is hereby amended to add the following information:


"Item 4.  Purpose of the Transaction


     On January 20, 1998, Gotham sent a letter (the "Gotham Letter") to the Secretary of the Company responding to and referencing the notice sent to Gotham by the Secretary of the Company on January 16, 1998 (the "Company Notice"). The Company Notice related to Gotham's notice to the Company of a proposal to expand the size of the Company's Board of Trustees (the "Board of Trustees") and of the nomination of nine persons for election to the three existing seats and the six new seats on the Board of Trustees that will be filled at the 1998 Annual Meeting of Beneficiaries of the Company. The Gotham Letter is attached as Exhibit 10 hereto and incorporated herein by this reference. The Company Notice is attached as Exhibit 11 hereto and incorporated herein by this reference.


     On January 20, 1998, Alexander R. Sussman of Fried, Frank, Harris, Shriver & Jacobson, special counsel to the Reporting Persons, and David C. Weiner of Hahn Loeser & Parks, co-counsel, sent a letter to Frances Floriano Goins of Squire, Sanders & Dempsey L.L.P., outside counsel to the Company, relating to the Company Notice. A copy of such letter is attached as Exhibit 12 hereto and incorporated herein by this reference.


     On January 20, 1998, counsel for the Reporting Persons submitted a Notice of Removal to the United States District Court for the Northern District of Ohio, Eastern Division relating to the Complaint for Preliminary Injunction, Permanent Injunction and Declaratory Relief, submitted by the Company to the Court of Common Pleas, Cuyahoga County, Ohio on January 16, 1998 (the "Company Complaint"). Such Notice of Removal is attached as Exhibit 13 hereto and incorporated herein by this reference. The Company Complaint is included as an exhibit to the Notice of Removal.

     On January 20, 1998, counsel for the Reporting Persons submitted a Notice of Filing and Notice of Removal in the Court of Common Pleas, Cuyahoga County, Ohio relating to the Company Complaint. Such Notice of Filing and Notice of Removal is attached hereto as Exhibit 14 and incorporated herein by this reference.

     On January 20, 1998, counsel for the Reporting Persons submitted an Answer and Counterclaims in the United States District Court for the Northern District of Ohio, Eastern Division relating to the Company Complaint. Such Answer and Counterclaims is attached as
Exhibit 15 hereto and incorporated herein by this reference."

Item 7 is hereby amended to add the following information:

"Item 7.  Material to be Filed as Exhibits

     10. Letter, dated January 20, 1998, from Gotham to the Secretary of the Company.

     11. Letter, dated January 16, 1998, from the Secretary of the Company to Gotham.

     12. Letter from Alexander R. Sussman and David C. Weiner to Frances Floriano Goins.

     13. Notice of Removal submitted to the United States District Court for the Northern District of Ohio, Eastern Division by counsel for the Reporting Persons on January 20, 1998.

     14. Notice of Filing and Notice of Removal submitted to the Court of Common Pleas, Cuyahoga County, Ohio by counsel for the Reporting Persons on January 20, 1998.

     15. Answer and Counterclaims submitted to the United States District Court for the Northern District of Ohio, Eastern Division by counsel for the Reporting Persons on January 20, 1998."

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


January 20, 1998


                    GOTHAM PARTNERS, L.P.


                    By:    Section H Partners, L.P.,
                           its general partner


                      By:  Karenina Corporation,
                           a general partner of Section H Partners, L.P.


                           By: /s/ William A. Ackman
                               -------------------------------
                               William A. Ackman
                               President


                      By:  DPB Corporation,
                           a general partner of Section H Partners, L.P.


                           By: /s/ David P. Berkowitz
                               -------------------------------
                               David P. Berkowitz
                               President


                    GOTHAM PARTNERS II, L.P.


                    By:    Section H Partners, L.P.,
                           its general partner


                      By:  Karenina Corporation,
                           a general partner of Section H Partners, L.P.


                           By: /s/ William A. Ackman
                               -------------------------------
                               William A. Ackman
                               President


                      By:  DPB Corporation,
                           a general partner of Section H Partners, L.P.


                           By: /s/ David P. Berkowitz
                               -------------------------------
                               David P. Berkowitz
                               President